EXHIBIT 22.1

Subsidiary Guarantors and Issuers of Guaranteed Securities

The debt securities offered by the prospectus contained in the registration statement of which this Exhibit 22.1 is a part and any applicable prospectus supplement, which may be issued or co-issued in one or more series by Dell International L.L.C., a Delaware limited liability company and wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”), and/or EMC Corporation, a Massachusetts corporation and wholly-owned subsidiary of Dell Technologies, and may be jointly and severally and unconditionally guaranteed by Dell Technologies and each of its subsidiaries identified as a guarantor in the table below (each a “Guarantor”).

Entity	Jurisdiction of Incorporation or Organization	Role
Dell International L.L.C.	Delaware	Co-Issuer
EMC Corporation	Massachusetts	Co-Issuer
Dell Inc.	Delaware	Guarantor
Denali Intermediate Inc.	Delaware	Guarantor

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The above-listed entities also serve as co-issuers and as guarantors, as applicable, of the Co-Issuers’ 4.900% Senior Notes due 2026, 6.100% Senior Notes due 2027, 4.750% Senior Notes due 2028, 5.250% Senior Notes due 2028, 4.150% Senior Notes due 2029, 5.300% Senior Notes due 2029, 4.350% Senior Notes due 2030, 5.000% Senior Notes due 2030, 6.200% Senior Notes due 2030, 4.500% Senior Notes due 2031, 4.750% Senior Notes due 2032, 5.300% Senior Notes due 2032, 5.750% Senior Notes due 2033, 5.400% Senior Notes due 2034, 4.850% Senior Notes due 2035, 5.500% Senior Notes due 2035, 5.100% Senior Notes due 2036, 8.100% Senior Notes due 2036, 3.375% Senior Notes due 2041, 8.350% Senior Notes due 2046 and 3.450% Senior Notes due 2051 (collectively, the “Senior Notes”). Dell Technologies is also a guarantor under the Senior Notes.